November 14, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Charter Communications, Inc.
Common Stock
Registration Statement on Form S-1 (File No. 333-128838)

Dear Sirs and Mesdames:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as the underwriter, hereby join with Charter Communications, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 16, 2005 at 12:00 p.m. or as soon as practicable thereafter.

Very truly yours,

/s/ Eric W. Wooley
Citigroup Global Markets Inc.
Vice President Associate General Counsel